DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402**

04008481

February 10, 2004

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/10/2004

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Occidental Petroleum Corporation
Incoming letters dated January 31, 2004 and February 7, 2004

Dear Mr. Chevedden:

This is in response to your letters dated January 31, 2004 and February 7, 2004 concerning the shareholder proposal submitted to Occidental by Emil Rossi. We also have received a letter from Occidental dated February 6, 2004. On January 29, 2004, we issued our response expressing our informal view that Occidental could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letters after we issued our response. After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
FEB 27 2004
THOMSON FINANCIAL

Enclosures

cc: Linda S. Peterson
Assistant General Counsel
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, CA 90024

797468

OXY OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

February 6, 2004

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D. C. 20549

Re: Occidental Petroleum Corporation
Omission of Stockholder Proposal
Reply to Letter from Proponent's Representative

Ladies and Gentlemen:

Occidental Petroleum Corporation, a Delaware corporation ("Occidental" or the "Company") is submitting this letter to supplement its no-action request dated December 22, 2003, regarding the stockholder proposal received by the Company from Emil Rossi. The purpose of this letter is to respond to the letter submitted to the Staff by Mr. Chevedden, dated January 16, 2004 and received by the Company on January 29, 2004.

Occidental has had a Policy on Stockholder Rights Plans (poison pills) since 2002. The Board adopted the Policy in response to Mr. Rossi's 2002 Proposal requesting the Board to adopt such a policy. Based on the advice of counsel in Delaware, where Occidental is incorporated, the Policy did not prohibit such Plans because under Delaware law the Board may have a fiduciary obligation to adopt such a plan in the event of a takeover contest to assure that Occidental's stockholders get the best possible price for their shares. See Hewlett-Packard Company (Exhibit B to Hewitt's no-action request dated November 3, 2003), available December 23, 2003. The Board also committed in the Policy to reconsider the Policy annually and to report to stockholders on any changes.

In spite of the fact that Occidental's Board had shown no interest in adopting a poison pill and had adopted a meaningful poison pill policy in response to his 2002 proposal, Mr. Rossi submitted another proposal with respect to poison pills in 2003. Management tried to discuss changes that would address any perceived deficiency with Mr. Rossi's representative but to no avail. The Board amended the Policy in 2003 to address what it understood was a legitimate concern with the Policy. As amended, the Policy (Exhibit F to my December 22, 2003 letter) provides that if the Board adopts a Stockholder Rights Plan without prior stockholder approval, then in such event, the Plan must automatically terminate on the first anniversary of the adoption of such Plan unless, prior to such anniversary, such Plan shall have been approved by the Company's stockholders. The Board felt this amendment was consistent with its obligations under Delaware law while addressing concerns that a plan would be adopted without any thought to stockholder approval.

Mr. Rossi's representative, Mr. Chevedden, does not contest that the Policy meets the substance of last year's proposal or the "first point" of this year's proposal. The addition to this year's proposal of the language requiring stockholder approval to be amended or repealed appears more of an attempt to keep the matter on the ballot than a concern for the substance of this issue. Occidental assumes if this had been a true substantive concern, it would have been included in the 2002 and 2003 proposals.

Mr. Chevedden cites the Dow Chemical Policy as including a provision similar to his point two. However, there is a key difference in the Dow Policy – the stockholder vote required in connection with any proposed amendment is non-binding. The non-binding aspect preserves the ultimate decision with the Board as required by Delaware law. The requirement in the Rossi Proposal is not so limited. Occidental believes the requirement is contrary to the law of the State of Delaware, the Company's place of incorporation, and as such, permits the proposal to be omitted from the Company's proxy materials pursuant to Rule 14a-8(c)(1) because it would have the Company's stockholders take actions that constitute an improper directive to the Board of Directors.

Specifically, Section 141(a) of the Delaware General Corporation Law provides that "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a Board of Directors...." Under Delaware law, the power to control corporate decision making is vested in the Board of Directors, and the stockholders' rights with respect to matters within the Board's decision-making areas are exhausted when they elect the Board. See SEC v. Transamerica Corp., 67 F. Supp. 326, 330 (D. Del. 1946), modified, 163 F.2d 511 (3d Cir. 1947), cert. denied, 332 U.S. 847 (1948). In addition, Delaware law provides that Directors may not delegate their duty to manage a corporation. See Aronson v. Lewis, 473 A.2d 805 (Delaware 1984); and Polk v. Good, 507 A.2d 531 (Delaware 1986). Furthermore, Article III, Section 4 of the Company's By-laws states that "the business of the Corporation shall be managed by or under the direction of the Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-laws directed or required to be exercised or done by the stockholders."

Occidental's Board of Directors believes that it is part of its fiduciary responsibility in managing the corporate enterprise to review on a regular basis its governance policies, including the Poison Pill Policy, and to make changes when changes in the law or evolving business ethical standards demand.

Enclosed are six copies of this letter and copies of the no-action letter referenced herein and an additional receipt copy of this letter. Please return the receipt copy in the enclosed self-addressed stamped envelope. A copy of this letter is being sent to Mr. John Chevedden (with a copy to Mr. Emil Rossi).

Very truly yours,

Linda S. Peterson

Enclosures

cc: Mr. John Chevedden
Mr. Emil Rossi

2003 SEC No-Act. LEXIS 833

Securities Exchange Act of 1934 -- Rule 14a(i)(10)

December 24, 2003

[*1] Hewlett-Packard Company

TOTAL NUMBER OF LETTERS: 4

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 24, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hewlett-Packard Company
Incoming letter dated November 3, 2003

The proposal requests that the board seek a shareholder vote for the adoption, maintenance, or extension of any current or future poison pills and further recommends that once adopted removal or dilution of the proposal be submitted to a shareholder vote at the earliest next shareholder election. The proposal clarifies that directors have discretion in responding to shareholder votes.

There appears to be some basis for your view that Hewlett-Packard may exclude the proposal under rule 14a-8(i)(10). We note Hewlett-Packard's representation that the board has adopted a resolution that requires a shareholder vote to adopt or extend any poison pills. Accordingly, we will not recommend enforcement action to the Commission if Hewlett-Packard omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Grace K. Lee
Special Counsel

INQUIRY-1: GIBSON, DUNN & CRUTCHER LLP
LAWYERS
[*2]

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

Direct Dial
(202) 955-8653
Fax No.

(202) 530-9677

December 23, 2003

VIA FACSIMILE

Ms. Grace Lee
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: *Shareowner Proposal of Nick Rossi Represented by John Chevedden*
Securities Exchange Act of 1934 Rule 14a-8

Dear Ms. Lee:

This letter is to confirm that the "Policy Regarding Poison Pills" adopted by the Hewlett Packard Company Board of Directors on July 21, 2003, was the same as the proposed "Policy Regarding Poison Pills" set forth in the Potter Anderson & Corroon LLP opinion attached as Exhibit B to my letter of November 3, 2003. Please call me with any questions.

Sincerely,

Amy L. Goodman

INQUIRY-2: JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

November 21, 2003

Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Hewlett-Packard Company (HPQ)
[*3] **Response to No Action Request of November 3**
Nick Rossi

Ladies and Gentlemen:

The company no action request apparently seeks to degrade the interpretation of the substantially implemented standard to:

A substantially implemented policy is one that has an escape-clause to deny a shareholder vote for eternity on any particular poison pill under an almost unlimited number of subjectively-defined "circumstances." Furthermore this escape-clause is triggered by a vague and subjective opt-out condition of "the Board ... deems ...."

Additionally I believe it would be virtually impossible to prove in court that the board failed to follow a policy that depended on all-encompassing escape-clause of "the Board ... deems ...." Also, I believe it would be impossible to fund an effort to obtain such a court ruling.

The enclosed Dow Chemical Company (DOW) Adoption of Stockholder Rights (Poison Pill) Policy, adopted February 13, 2003, prior to the company policy, added two key provisions beyond the so-called "maximum extent" company policy:
1) Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders [*4] as a separate ballot item at the next subsequent meeting of Dow stockholders.
2) The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow shareholders.

The Dow Policy's provision for a vote "at the next subsequent meeting of Dow stockholders" appears to directly rebut the Potter Anderson linchpin opinion about a "substantial delay."

To make its argument consistent the company may have to plead that the Dow Policy, which significantly goes beyond the company's so-called "maximum extent," is contrary to Delaware law. Dow is a Delaware corporation.

Additionally the Council of Institutional Investors expressed its specific dissatisfaction with the company's "maximum extent" policy on November 13, 2003. The Council said "these clauses [including the company's 'huge loophole' clause] effectively render the policies meaningless." The following is the complete Council text (underlining added):
SO FAR, WE'VE TRACKED 62 majority votes on poison pill proposals submitted in 2003. Only seven have adopted policies terminating their pills or amending their policies.

Arden Realty, CSX and ***Northrop Grumman*** amended their pills to expire [*5] on or before Dec. 31, 2003. ***Energy East,*** which doesn't have a poison pill, adopted a policy that it won't adopt a pill unless approved by shareholders.

3M, Hewlett-Packard and *JP Morgan Chase,* which also don't have poison pills, responded to the majority votes by approving policies to get shareholder approval before adopting any poison pills. But their policies include a huge loophole giving their boards the right to adopt pills without prior shareholder approval if, as fiduciaries, they decide a pill would be in the best interests of shareholders.

JP Morgan's policy appears to goes a step beyond the others by requiring any non-pre-approved pills to be submitted to a non-binding vote at the next special or annual meeting.

These clauses effectively render the policies meaningless. And the proponents of the winning shareholder proposals aren't happy. John Chevedden, sponsor of pill at Hewlett-Packard [sic], called the fiduciary-out policy "as good as a fig leaf." Nick Rossi, proponent of the proposals at 3M and JP Morgan Chase, said that shareholder pre-approval should always be required.

The Potter Anderson opinion falls to address a pill policy like [*6] the Dow Policy where a vote is "submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders." Under the Dow Policy the shareholder vote causes no delay. For this reason the Potter Anderson opinion may be entirely or largely moot.

A right to vote on a poison pill is arguably one of the highest priority rights that shareholders have. Thus any argument to significantly limit this important right under a "substantially implemented" argument should receive close scrutiny.

Arthur Levitt said, "Pills water down shareholders' votes and deprive them of a meaningful voice in corporate affairs." "Pills prevent shareholders, and the overall market, from exercising their right to discipline management."

From "Take on the Street" by Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001

I do not believe the company has met its burden of proving its allegations.

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company no action request on any point.

Sincerely,

John Chevedden

ATTACHMENT

DOW

The Dow Chemical Company

Midland, Michigan 48674

CERTIFIED [*7] RESOLUTION

Adoption of Stockholder Rights Policy

RESOLVED, upon the recommendation of the Committee on Directors and Governance that the Board of Directors adopt the following Stockholder Rights Policy for the Company:

The Board of Directors shall obtain stockholder approval prior to adopting any stockholder rights plan; *provided, however,* that the Board may act on its own to adopt a stockholder rights plan if, under the then current circumstances, the Board in the exercise of its fiduciary responsibilities, deems it to be in the best interest of Dow's stockholders to adopt a stockholder rights plan without the delay in adoption that would come from the time reasonably anticipated for stockholder approval. Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders. The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow stockholders.

Certification

I, Thomas E. Moran, Assistant Secretary of The Dow Chemical Company (the "Company"), do hereby certify that the [*8] foregoing is a full, true and correct copy of a resolution adopted at a meeting of the Board of Directors of the Company, held at the offices of the Company in Midland, Michigan, on the 13th day of February, 2003, at which meeting a quorum of the Board of Directors was present, and that, as of the date below, such resolution has not been revoked, annulled or modified in any manner whatsoever, and is in full force and effect.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the corporate seal of the Company this 13th day of February, 2003.

Thomas E. Moran, Assistant Secretary

INQUIRY-3: GIBSON, DUNN & CRUTCHER LLP
LAWYERS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

November 3, 2003

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareowner Proposal of Nick Rossi, Represented by Mr. John Chevedden Securities Exchange Act of 1934 -- Rule 14a-8*
[*9]
Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Hewlett-Packard Company ("HP"), to omit from its proxy statement and form of proxy for HP's 2004 Annual Meeting of Shareowners (collectively, the "2004 Proxy Materials") a shareowner proposal (the "Proposal") received from Mr. Nick Rossi (the "Proponent"), who has appointed Mr. John Chevedden to be his representative for all issues pertaining to the Proposal.

The Proposal requests that HP's Board of Directors (the "Board"): (1) submit the adoption, maintenance or extension of any poison pill to a shareholder vote; and (2) once adopted, submit any removal or dilution of this policy to a shareholder vote at the earliest subsequent shareholder election. *See* Exhibit A.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its exhibits. Also in accordance with Rule 14a-8(j), a copy of this letter and its exhibits is being mailed on this date to the Proponent and Mr. Chevedden, informing them of HP's intention to exclude the Proposal from the 2004 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted to the staff of the Division of Corporation [*10] Finance (the "Staff") not fewer than 80 days before HP intends to file its definitive proxy statement and form of proxy with the Securities and Exchange Commission.

We believe that the Proposal may be properly excluded from the 2004 Proxy Materials under Rule 14a-8(i)(10), on the basis that HP has already substantially implemented the Proposal. We respectfully request that the Staff concur in our view that the Proposal is excludable on that basis.

ANALYSIS

The Proposal May Be Excluded in Its Entirety under Rule 14a-8(i)(10) Because the Proposal Has Been Substantially Implemented.

The Proposal requests that the Board: (1) submit the adoption, maintenance or extension of any poison pill to a shareholder vote; and (2) once adopted, submit any removal or dilution of this policy to a shareholder vote at the earliest subsequent shareholder election. A similar proposal considered at HP's 2003 Annual Meeting of Stockholders received 55% of the votes present and voting at the meeting (approximately 39% of the shares outstanding). That proposal requested that HP (1) redeem any poison pill previously issued, if applicable, n1 and (2) not adopt or extend any poison pill unless such [*11] adoption or extension has been submitted to a shareholder vote. As noted in more detail below HP has adopted a policy regarding shareholder rights programs that substantially implements last year's proposal, and also substantially implements the Proposal.

n1 The Board terminated HP's previously-existing shareowner rights plan and the preferred share purchase rights issued under the rights plan effective January 21, 2003. Therefore, HP does not have a poison pill in place, and did not have a poison pill in place at the time of last year's shareowner meeting.

Following last year's annual meeting, the Board announced on July 21, 2003, that it had adopted a policy that the Board would submit any poison pill to a shareowner vote, unless the Board, exercising its fiduciary duties under Delaware law, determines that such a submission would not be in the interests of shareowners under the circumstances (the "HP Policy").

The Board sought to adopt a policy that is consistent with the intent of the shareowner proposal but believed that, consistent with Delaware law as explained in more detail below, circumstances could arise in the future where the Board's ability to adopt a new poison [*12] pill without obtaining a shareowner vote would enhance the Board's ability to protect the interests of HP shareowners. Therefore, the Board concluded that it should retain the discretion to act without shareowner approval to adopt a poison pill in certain circumstances, consistent with the exercise of its fiduciary responsibilities. As a result, the resolutions relating to adoption of the HP Policy provide that HP "shall submit adoption, or extension of any poison pill to a shareowner vote before it acts to adopt any poison pill; provided, however, that the Board may act on its own to adopt a poison pill without first submitting such matter to a shareowner vote if, under the circumstances then existing, the Board in the exercise of its fiduciary responsibilities deems it to be in the best interest of HP and its shareowners to adopt a poison pill without the delay in adoption that would come from the time reasonably anticipated to seek a shareowner vote." The resolutions further provide that "the Nominating and Governance Committee shall review this policy statement periodically and report to the Board on any recommendations it may have concerning the policy."

We believe that the HP [*13] Policy substantially implements the Proposal, and, accordingly, pursuant to Rule 14a-8(i)(10), the Proposal can be omitted from the 2004 Proxy Materials. In the proposing release for amendments to the proxy rules in 1997, the Staff stated that "in order to have been 'substantially implemented' the company must have actually taken steps to implement the proposal. It is insufficient for the company to have merely considered the proposal, unless the proposal clearly seeks only consideration by the company, and not necessarily implementation." "Amendments to Rules on Shareholder Proposals," Exchange Act Rel. No. 39093, at § III.A. (Sept. 18, 1997). In addition, the Staff stated-in 1983 amendments to the proxy rules that

> in the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) n2 only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that hive been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application for the provision, the Commission has determined the previous [*14] formalistic application of this provision defeated its purpose.

"Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders," Exchange Act Release No. 20091, at § II.E.5. (Aug. 16, 1983). The 1998 amendments to the proxy rules reaffirmed this position when the current Rule 14a-8(i)(10) was put in place. *See* "Amendments to Rules on Shareholder Proposals," Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998) (the release notes that the revisions to Rule 14a-8(i)(10) reflect the "substantially implemented" interpretation adopted in 1983). Consequently, in order to be excludable under Rule 14a-8(i)(10), a shareholder proposal need only be "substantially implemented," not implemented exactly as proposed.

n2 Rule 14a-8(c)(10) was the predecessor rule of the current Rule 14a-8(i)(10).

The HP Policy implements the Proposal, subject only to the ability of the Board to "act on its own to adopt a poison pill ... if, under the circumstances then existing, the Board in the exercise of its fiduciary responsibilities deems it to be in the best interest of HP and its shareowners." As explained below, such a [*15] "fiduciary out" is required under Delaware law. In this regard, during the Board's consideration of the HP Policy, the Board consulted with its Delaware counsel, Potter, Anderson & Corroon LLP ("Potter Anderson"), regarding HP's fiduciary duties under Delaware law ("DGCL"), and how those fiduciary duties would affect HP's ability to implement last year's poison pill shareowner proposal. As part of its advice to HP, Potter Anderson delivered a legal opinion, attached to this letter as Exhibit B, concluding that having a "fiduciary out" in the HP Policy is required under Delaware law. The Potter Anderson opinion states, in pertinent part, that

> If the Board were to adopt the [HP] Policy requiring it to submit the adoption of a rights plan to a stockholder vote in all cases and without exception, such a policy effectively would remove from [HP's] directors the discretion to utilize a powerful and effective tool in reacting to unfair or inequitable takeover tactics and other threats to corporate policy and effectiveness, even if the Board determines in the good faith exercise of its reasonable business judgment that a rights plan would be the most appropriate and most effective means [*16] of dealing with such a threat. Because presenting the question of whether to adopt a rights plan for a stockholder vote would necessarily impose substantial delay, the Board of Directors would have a significantly diminished ability to respond as necessary to protect the interests of the [HP] and its stockholders. In other words, if [HP's] Board of Directors were to determine that adopting a rights plan in response to a takeover threat was in the best interests of [HP] and its stockholders, and the most effective (or potentially the only effective) means to address such threat, it

> would nevertheless be required to delay that response while the Board placed the defensive measure before the stockholders for a vote, unless the [HP] Policy were to include an effective "fiduciary out." Because it is precisely when [HP] faces a *significant* threat to corporate policy and effectiveness, such as unfair or inequitable hostile acquisition tactics, that the directors' judgment and ability to react promptly and effectively is most important, **it is our view that the failure to preserve in the Board of Directors the flexibility to exercise their fiduciary duties in that period before the question [*17] of whether to adopt a poison pill can be put to a stockholder vote would be inconsistent with Delaware statutory and common law because it would substantially restrict [HP's] Board of Directors in exercising the statutory and fiduciary duty to exercise its independent, good faith business judgment in evaluating and responding to certain extraordinary corporate events - a matter that lies at the heart of the managerial prerogative vested in the Board of Directors by Section 141 (a) of the Delaware General Corporation Law.** (emphasis added)

Given the conclusion of Delaware counsel that the *proviso* in the HP Policy adopted by the Board is required by Delaware law, HP has implemented the Proposal to the maximum extent permitted by law, and, as a result, has "substantially implemented" the Proposal. *See Masco Corp.* (avail. Mar. 29, 1999) and *General Motors* (avail. Mar. 4, 1996), in which the Staff previously has concurred that a proposal could be omitted from proxy materials under Rule 14a8(i)(10) even though the proposal was not implemented exactly as proposed. Accordingly, we believe that HP may omit the Proposal in its entirety pursuant to Rule 14a-8(i)(10).

Our [*18] conclusion that the Proposal may be excluded under Rule 14a-8(i)(10) is buttressed by the no-action letter the Staff issued last year to AutoNation, Inc. ("AutoNation") permitting the exclusion of a similar poison pill proposal from Mr. Chevedden on the grounds that it had been substantially implemented. *AutoNation, Inc.* (avail. Mar. 5, 2003). The policy adopted by AutoNation reads as follows: "The Board of Directors will not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote." In response to Mr. Chevedden's argument that AutoNation's policy could be revoked at any time by AutoNation's board of directors, AutoNation responded as follows:

> The revocability of the Policy is consistent with other Company policies and the well-settled principal [sic] of corporate governance that current directors may not irreversibly bind future directors from discharging their fiduciary duties. Of course, the Board would only revoke or change the Policy if, in the future in the good faith exercise of its fiduciary duties, the Board determines that the revocation or change of the Policy is in the best interests of the Company and its shareholders. [*19] Proponent's argument is disingenuous in implying that "substantial implementation" of the Proposal, which would not be binding on the Company even if approved by the Company's stockholders, requires irrevocable action by the Board.

The "fiduciary out" in the HP Policy is virtually identical to AutoNation's interpretation of its policy as containing an implicit "fiduciary out."

While we note that on two occasions the Staff did not permit the exclusion of poison pill proposals where the company argued that the proposal had been substantially implemented, see *Sabre Holdings Corporation* (avail. Mar. 20, 2003), *3M Company* (avail. Jan. 28, 2003), in neither case did the company rely upon a separate opinion of counsel with respect to state law. As noted above, however, HP sought the advice of Delaware counsel prior to adopting the HP Policy, and Delaware counsel opined that a policy that did not contain a "fiduciary out" would be inconsistent with Delaware statutory and common law. Accordingly, HP has come as close as it can under applicable law to adopting the Proposal.

Accordingly, based on the precedent of the *AutoNation* no-action letter and the opinion of Delaware counsel, [*20] we believe that HP may exclude the Proposal in its entirety because the Proposal has been substantially implemented.

***

Based upon the foregoing analysis, we respectfully request that the Staff of the Securities and Exchange Commission take no action if HP excludes the Proposal from the 2004 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (202) 955-8653, or Melanie Vinson, HP's Assistant General Counsel, at (650) 857-2308, if we can be of any further assistance in this matter.

Sincerely,

Amy L. Goodman

Exhibit A

Nick Rossi
P.O. Box 249
Boonville, CA 95415

Ms. Carleton Fiorina
Chair, CEO
Hewlett-Packard Company (HPQ)
3000 Hanover Street
Palo Alto, CA 94304
Phone: (650) 857-1501
Fax: (650) 857-5518

Dear Ms. Fiorina,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the [*21] long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi
Oct. 7-03

3 - Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or [*22] removal of this proposal is requested to be submitted to a shareholder vote at the earliest next shareholder election. Directors have discretion in responding to shareholder votes.

Our Directors are to be applauded for their July 21, 2003 announcement that our Board "will submit any poison pill to a shareholder vote" except under certain "circumstances." This proposal is respectfully submitted to enhance our Directors' announcement. This proposal increases the "circumstances" which would allow a shareholder vote. I do not see how our Directors could object to this proposal. This proposal gives our Directors the opportunity to evaluate our shareholder input and the flexibility to ignore our input if our Directors have a serious reason.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.
Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors
Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.
Source: [*23] *Wall Street Journal*, Feb. 24, 2003

Diluted Stock
An anti-democratic management scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.
Source: *The Motley Fool*

Like a Dictator
Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.
"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."
T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

I believe our Directors could make a less than complete response to this proposal -- hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our Directors to give a poison pill with no opportunity for a shareholder vote, would not substitute for this proposal.

Council of Institutional Investors Recommendation
The Council of Institutional Investors www.cii.org, whose members have $ 2 trillion invested, called for shareholder approval of poison pills.

Shareholder Input on a Poison Pill

Yes on 3

Notes:
The above format is the format submitted and intended [*24] for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references and list the specific items.

Exhibit B

POTTER ANDERSON & CORROON LLP

1313 NORTH MARKET STREET
P.O. Box 951
WILMINGTON, DELAWARE 19899-0951

302 984-6000
302 658-1192 FAX
www.potteranderson.com

July 16, 2003

Board of Directors
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304

Ladies and Gentlemen:

You have requested our opinion as to certain matters of Delaware law relating to your evaluation of a potential response to the approval by the stockholders of Hewlett-Packard Company, a Delaware corporation (the "Company"), [*25] at the Company's Annual Meeting held on April 2, 2003 of a Shareowner Proposal entitled "Shareholder Vote on Poison Pills" ("the Proposal"). The Proposal recommends inter alia that the Board of Directors not adopt or extend a "poison pill" unless such adoption or extension is submitted to a shareholder vote. In view of the stockholders' approval of the Proposal, the Company's Board of Directors (the "Board") is considering adopting a Policy Regarding Poison Pills (the "Policy"). You have requested our opinion as to whether any general policy requiring the Board to submit the adoption or extension of a "poison pill" rights plan to stockholders as a prerequisite to adoption should be subject to a "fiduciary out" (as defined herein) in order to preserve for the Company's directors their ability to comply fully with their fiduciary duties under Delaware law in response to a hostile acquisition proposal or other threat to corporate policy and effectiveness.

In connection with rendering the opinion set forth below, we have been furnished with and have examined copies of only the following documents:

(1) The Company's Certificate of Incorporation, as amended to date;
(2) The Amended [*26] and Restated Bylaws of the Company;
(3) The Company's Notice of Annual Meeting and Proxy Statement, for its 2003 Annual Meeting of Shareowners held on April 2, 2003 (the "Proxy Statement");
(4) Policy Regarding Poison Pills [Draft of July 15, 2003); and
(5) Hewlett-Packard Company: Proposed Response to Shareowner Proposal on Poison Pills [Draft presentation slides dated July 11, 2003].

With respect to the foregoing documents, we have assumed (i) the authenticity of all documents submitted to us as originals and the conformity with authentic originals of all documents submitted to us as copies or forms, and (ii) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein. We have not reviewed any documents other than the documents listed above for purposes of rendering our opinions as expressed herein, and we assume that there exists no provision of any such other document that is inconsistent with our opinions as expressed herein. Moreover, for purposes of rendering the opinion set forth herein, we have conducted no independent factual investigation of our [*27] own, but have relied exclusively upon (i) the documents listed above, the statements and information set forth therein, and the additional matters related or assumed therein, all of which we have assumed to be true, complete and accurate in all material respects, and (ii) the additional information and facts related herein, as to which we have been advised by the Company, all of which we have assumed to be true, complete and accurate in all material respects.

Prior to the Annual Meeting held on April 2, 2003, Mr. Nick Rossi, as custodian for Katrina Wubbolding, c/o Mr. John Chevedden, submitted the Proposal for consideration at the Annual Meeting. The Proposal provided that: "This is to recommend that our Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote." (Proxy Statement at p. 20). n1

n1 We understand, and assume for purposes of this opinion, that the term "poison pill" used in the Proposal is intended to apply to stockholder rights plans, such as the plan the Company adopted in 2001, and not to anti-takeover measures generally.

The [*28] Company determined that it would oppose the Proposal. In doing so, it noted in the Proxy Statement:

The Board has already terminated HP's existing shareowner rights plan and the preferred share purchase rights issued under the plan, effective January 21, 2003. Although the Board has no present intention to adopt a new rights plan, the Board believes that circumstances could arise in the future where the Board's ability to adopt a new rights plan, without obtaining a shareowner vote, would enhance the Board's ability to protect the interests of HP's shareowners. Therefore, the present Board does not want to agree now to require a shareowner vote as a condition to the adoption of any new rights plan because such a condition would limit the ability of a future Board to act in accordance with its fiduciary duties to address circumstances that cannot be foreseen at this time.

The Board believes that the future ability to adopt a rights plan could protect the interests of HP's shareowners by preventing unfair and coercive takeover tactics, such as partial or two-tier tender offers, hostile tender offers made at less, [than] fair price, "creeping acquisitions" and other takeover tactics [*29] that may not be in the best interests of HP's shareowners, while preserving the ability to react thoughtfully to unsolicited acquisition proposals, effectively negotiate with bidders making any such proposals, and accept, modify or reject any such proposals, as is believed to be in the best interests of HP's shareowners.

At the meeting, approximately 55% of the shares present and entitled to vote (or approximately 39% of the total shares outstanding) voted in favor of the Proposal. After giving the Proposal (and the resulting shareholder vote on the Proposal) careful attention and consideration, the Company is considering adopting the following Policy:

<u>POLICY REGARDING POISON PILLS</u>

WHEREAS: The Board of Directors (the "Board") of Hewlett-Packard Company ("HP") terminated HP's previously-existing shareowner rights plan (also known as a "poison pill") and the preferred share purchase rights issued under the rights plan effective January 21, 2003; and

WHEREAS: At the Annual Meeting of Shareowners held on April 2, 2003, a majority of HP shares present in person or represented by proxy and entitled to be voted were voted in favor of a shareowner proposal recommending, [*30] inter alia, that the Board not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareowner vote; and

WHEREAS: The Board wishes to adopt a policy that is generally consistent with the intent of the shareowner proposal but believes that circumstances could arise in the future where the Board's ability to adopt a new poison pill without obtaining a shareowner vote would enhance the Board's ability to protect the interests of HP shareowners, and therefore the Board should retain the discretion to act without shareowner approval to adopt a poison pill in certain circumstances, consistent with the exercise of its fiduciary responsibilities;

NOW, THEREFORE, BE IT RESOLVED: That the Board hereby deems it to be in the best interest of HP and its shareowners to adopt, and the Board does hereby adopt, a policy that it shall submit adoption or extension of any poison pill to a shareowner vote before it acts to adopt any poison pill; provided, however, that the Board may act on its own to adopt a poison pill without first submitting such matter to a shareowner vote if, under the circumstances then existing, the Board in the exercise of its fiduciary [*31] responsibilities deems it to be in the best interest of HP and its shareowners to adopt a poison pill without the delay in adoption that would come from the time reasonably anticipated to seek a shareowner vote; and

RESOLVED FURTHER: That the Nominating and Governance Committee shall review this policy statement periodically and report to the Board on any recommendations it may have concerning the policy.

Based upon and subject to the foregoing, and upon such legal authorities as we have deemed relevant, for the reasons set forth below, it is our opinion that in light of the fact that (1) the Board has a statutory duty to manage the Company and, as part of that duty, must act to protect the corporate enterprise from harm it reasonably perceives, (2) a "poison pill" rights plan provides a unique protective mechanism that also can be disabled by the Board (or by a new board of directors elected by stockholders) where appropriate, and (3) the Company has not adopted any other structural devices designed to deter unsolicited takeover attempts, the Board may have a duty, under certain circumstances, to adopt a rights plan. Accordingly, in our opinion, the Board's decision to adopt [*32] the Policy without a proviso such as that referenced above would be vulnerable to challenge as disabling the Board from effectively exercising its statutory and fiduciary duties. The reasons for our opinion are discussed below.

Absent an express provision in a corporation's certificate of incorporation to the contrary, Section 141(a) of the Delaware General Corporation Law ("DGCL") vests in the board of directors the authority to manage the corporate enterprise:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

8 Del. C. § 141(a).

In *Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946 (Del. 1985),* the Delaware Supreme Court recognized that Section 141(a) imposes upon a corporation's [*33] board of directors certain "duties and responsibilities" in responding to a perceived threat to the corporation and its stockholders posed by a takeover bid. *Id. at 953.* The Court further noted that a board of directors has a "fundamental duty and obligation to protect the corporate enterprise, which includes stockholders, from harm reasonably perceived, irrespective of its source." *Id. at 954.* Accordingly, if a board of directors determines, for instance, that a takeover bid poses a threat to the corporation and its stockholders, the board's response may not be a passive one. *Id. at 954, 955 n. 10.* ("It has been suggested that a board's response to a takeover threat should be a passive one. However, that clearly is not the law of Delaware ...." (citation omitted)). In elaborating on the over-arching duties to protect the interests of the enterprise and the shareholders described in Unocal, the Supreme Court has explained that a board of directors has "both the duty and responsibility to oppose threats" presented by takeover bids. See *Ivanhoe Partners v. Newmont Mining Corp., 535 A.2d 1334, 1345 (Del. 1987).* [*34]

Under Unocal and its progeny, the duty of corporate directors to react to tender offers and other takeover bids lies at the heart of the managerial prerogative vested in the board of directors by Delaware statutory and common law. n2 The Delaware courts have consistently and repeatedly held that neither the affirmative duty to manage the business and affairs of the corporation imposed upon a board of directors by Section 141(a) of the DGCL nor the fiduciary duties of directors to act in the best interests of the corporation and its stockholders may be delegated to others (including stockholders) or substantially restricted, unless a delegation or restriction, if permissible at all, is accomplished pursuant to the corporation's certificate of incorporation. See, e.g., *Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996)* (holding that directors may not delegate duties that "lay at the heart of the management of the corporation"); *Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1993)* (holding that contract that "purports to require a board to act or not act in such a fashion as to limit the [*35] exercise of fiduciary duties, ... is invalid and unenforceable"); *Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966)* (holding that it is well settled that directors may not delegate duty to manage corporate enterprise, but that such "delegation" may be effected by certificate of incorporation); *Adams v. Clearance Corp., 121 A.2d 302, 305 (Del. 1956)* (stating "well settled" general principle that directors may not delegate duty to manage corporate enterprise); *McAllister v. Kallop, 1995 WL 462210* at *24 (Del. Ch. July 28, 1995) (holding that contract restricting exercise of fiduciary duties by limiting director's ability to make independent, good faith determination regarding appropriate corporate action is invalid), aff'd, *678 A.2d 526 (Del. 1996); Chapin v. Benwood Foundation. Inc., 402 A.2d 1205, 1210 (Del. Ch. 1979)* (holding that agreement by which board of charitable corporation committed years in advance to fill particular board vacancy with certain named person, regardless of circumstances that existed at time vacancy occurred, [*36] thus effectively relinquishing duty of directors to exercise their best judgment on management matters, was unenforceable), aff'd *415 A.2d 1068 (Del. 1980);* see also *ConAgra, Inc. v. Cargill, Inc., 382 N.W.2d 576, 587-88 (Neb. 1986)* (applying Delaware law). The general rule prohibiting the delegation or substantial restriction of managerial responsibility and fiduciary obligations applies as well to the delegation or restriction of a specific duty or several duties as to the delegation or restriction of all duties. See *Adams, 121 A.2d at 305.*

n2 Indeed, in Unocal, the Delaware Supreme Court analogized the role of the board of directors in the context of evaluating and responding to takeover bids to the board's role in the context of the "traditional areas of fundamental corporate change," such as charter amendments, mergers, the sale of assets, and dissolution. See *Unocal, 493 A.2d at 954.*

One of the leading Delaware cases addressing the general prohibition on the delegation or restriction of the managerial prerogative of the board of directors is [*37] *Abercrombie v. Davies, 123 A.2d 893 (Del. Ch. 1956),* rev'd as to another point, *130 A.2d 338 (Del. 1957),* which held that a stockholders' agreement was invalid because it had the effect of restricting in a substantial way the freedom of directors to make decisions on matters of management policy. n3 At issue in Abercrombie was an agreement among stockholders holding a majority of the outstanding stock of American Independent Oil Company ("American") and the so-called "agents" of those stockholders, who served as the nominees of such stockholders on the American board of directors. Together, the group of stockholders who were parties to the stockholders' agreement had the power to elect eight of the members of American's fifteen member board. The stockholders' agreement provided that all eight of the agent-directors would vote on any matter coming before the board in accordance with the decision of seven of the agent-directors, and if seven of the agent-directors could not reach agreement, the matter would be submitted to arbitration. In holding that the agreement was invalid, the court reasoned as follows:

> By this [*38] agreement these stockholders and their representatives have agreed in advance to follow a procedure which if honored by the agents in their director capacity would obligate them to vote in a predetermined manner even though they might thereby be voting contrary to their own best judgment on matters within the province of the board...
>
> ***
>
> ... So long as the corporate form is used as presently provided by our statutes this court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters...
>
> ***
>
> I am therefore forced to conclude that this [stockholders' agreement] is invalid as an unlawful attempt by certain stockholders to encroach upon the statutory powers and duties imposed on directors by the Delaware corporation law. My conclusions are based on the provisions of the Agreement which substantially encroach on the duty of directors to exercise independent business judgment, upon the provisions which permit the possibility that director action will be dictated by an outsider and finally, upon the provision which can have the consequence of shifting control of [*39] the board from a majority to a minority.

Abercrombie, 123 A.2d at 899-900.

n3 This aspect of the Abercrombie decision was noted with approval by the Delaware Supreme Court in *Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996)* and *Adams v. Clearance Corp., 121 A.2d 302, 305 (Del. 1956).*

The principle that the board of directors may not leave to stockholders decisions on substantial matters at the core of the managerial prerogative of the board was reiterated in the watershed opinion of *Smith v. Van Gorkom, 488 A.2d 858 (Del. 1985).* There, the Supreme Court noted that under Section 251 of the DGCL, the board could not "take a neutral position and delegate to the stockholders the unadvised decision as to whether to accept or reject the merger." *Id. at 887-888.* Rather, the DGCL required the board itself to decide whether a merger agreement, once adopted, remained advisable for submission to stockholders. *Id. at 888.* n4

n4 The ability of a board to submit to stockholder a merger agreement it no longer recommends was added to Section 251 in 1988 see 71 Del. L., C. 339, § 44 (June 29, 1998), and will be extended to all statutorily required stockholder actions effective August 1, 2003. This statutory change does not, in our view, alter the basic thrust of this portion of Van Gorkom -- that the board has an affirmative obligation to exercise its statutorily mandated managerial duties. [*40]

In the recent case of *Omnicare, Inc. v. NCS Healthcare, Inc., 818 A.2d 914 (Del. 2003),* the Supreme Court re-affirmed that the fiduciary duties of corporate directors are unremitting and that directors cannot act in a way that precludes or substantially restricts their ability to make fundamental decisions regarding the management and direction of the corporate enterprise. In Omnicare, the Supreme Court addressed a situation in which the NCS board had entered into a merger agreement that was completely "locked up" and had not negotiated for the retention of an effective fiduciary out provision that would allow the board to react should the transaction become harmful to the company or its shareholders. In the majority's Opinion, the Court noted:

> The directors of a Delaware corporation have a continuing obligation to discharge their fiduciary responsibilities, as future circumstances develop .... The NCS board was required to negotiate a fiduciary out clause to protect the NCS stockholders if the Genesis transaction became an inferior offer. By acceding to Genesis' ultimatum for complete protection *in futuro,* the NCS board disabled itself [*41] from exercising its own fiduciary obligations at a time when the board's own judgment is most important, i.e. receipt of a subsequent superior offer.

Id. at 938 (citing *Malone v. Brincat, 722 A.2d 5, 10 (Del. 1998)* (directors' fiduciary duties do not operate intermittently)). The Court went on to reiterate that: "The stockholders of a Delaware corporation are entitled to rely on the board to discharge its fiduciary duties at all times. *The fiduciary duties of directors are unremitting and must be effectively discharged in the specific context of the actions that are required with regard to the corporation or its stockholders as circumstances change."* Id. (citations omitted and emphasis added). Although Omnicare involved a board's failure to negotiate effective fiduciary outs to "lock up" deal protection measures in a negotiated merger agreement, its teachings, we believe, are more broadly applicable. Omnicare serves to re-affirm strongly that the directors of a Delaware corporation many not act in a manner that delegates to others or substantially restricts the board's obligation to respond and react to [*42] future events that impact fundamentally the management and direction of the corporate enterprise and to act reasonably in response to any threat to corporate policy and effectiveness. This is so whether the threat be one posed by the deal protection provisions of an existing merger agreement that stands in the way of a materially better transaction for the corporation and its stockholders (as in Omnicare) or one posed by unfair or otherwise inequitable acquisition tactics that may stand in the way of effecting long or short term corporate policies.

The "poison pill's" efficacy as one of several responses by a target board to a hostile tender offer was recently reiterated by Vice Chancellor Strine in *In re Pure Resources, Inc., Shareholders Litigation, 808 A.2d 420 (Del. Ch. 2002).* There, the plaintiffs criticized the target board for failing to adopt a "poison pill" rights plan in the face of a "blitzkrieg" tender offer. While the Court was careful to note that it was not adopting a "bright-line" rule that would require the adoption of a poison pill to defend against all tender offers, *id. at 446,* at the oral argument [*43] on the motion for a preliminary injunction and also in his opinion, Vice Chancellor Strine noted that the poison pill rights plan is the *"de rigeur* tool of a board responding to a third party tender offer" and is quite effective at giving a target board under pressure room to breathe. See, *id at 431;* Transcript, Argument on Plaintiffs' Motion for Preliminary Injunction, Sept. 27, 2002 (Court describing the poison pill as "the one [thing] that could have clearly slowed the train up and given them [the target board] the ability to negotiate," (p. 77), and as "the one tool that has really been developed and refined to use, for boards of directors facing a tender offer, to give them leverage" (p. 102)). See also *Malpiede v. Townson, 780 A.2d 1075, 1089 (Del. 2001)* (noting that a "routine strategy" for fending off unsolicited advances and negotiating for a better transaction is to adopt a poison pill); *In re Gaylord Container Corp. Shareholders Litig., 753 A.2d 462, 481 (Del. Ch. 2000)* ("The primary purpose of a poison pill is to enable the target board of directors to prevent the acquisition [*44] of a majority of the company's stock through an inadequate and/or coercive tender offer. The pill gives the target board leverage to negotiate with a would-be acquiror so as to improve the offer as well as the breathing room to explore alternatives to and examine the merits of an unsolicited bid.").

Indeed, the Delaware Supreme has recognized as a fundamental board prerogative the ability a board of directors to act in a timely manner with respect to redemption of a rights plan. Thus, in *Quickturn Design Systems, Inc. V. Shapiro, 721 A.2d 1281 (Del. 1998),* the Supreme Court struck down as violative of Section 141(a) a provision in a rights plan disabling a board not nominated by incumbents from redeeming the rights for six months following its election. The Court found that this provision "restricts the board's power in an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation." *Id. at 1291-92.* So too, the Proposal, if adopted with no restrictions, would substantially limit, if not effectively eliminate, the Board's ability to utilize a rights plan in circumstances in which [*45] the Board deemed it advisable.

It is important to note, however, that despite its utility, the board's discretion to adopt and maintain a rights plan is not "unfettered." See *Moran v. Household Int'l., Inc., 500 A.2d 1346, 1354 (Del. 1985).* The Supreme Court explained:

> The Rights Plan is not absolute. When the Household Board of Directors is faced with a tender offer and a request to redeem the Rights, they will not be able to arbitrarily reject the offer. They will be held to the same fiduciary standards any other board of directors would be held to in deciding to adopt a defensive mechanism, the same standard as they were held to in originally approving the Rights Plan.

Id.; see also *Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173, 181 (Del. 1986)* (noting in that case that the validity, in general, of the plan at issue was largely attributable to the fact that the board retained the ability to redeem the rights, which would afford the board the "flexibility to address any proposal deemed to be in the stockholders' best interests.").

If the Board were to adopt the Policy requiring it to submit [*46] the adoption of a rights plan to a stockholder vote in all cases and without exception, such a policy effectively would remove from the Company's directors the discretion to utilize a powerful and effective tool in reacting to unfair or inequitable takeover tactics and other threats to corporate policy and effectiveness, even if the Board determines in the good faith exercise of its reasonable business judgment that a rights plan would be the most appropriate and most effective means of dealing with such a threat. Because presenting the question of whether to adopt a rights plan for a stockholder vote would necessarily impose substantial delay, the Board of Directors would have a significantly diminished ability to respond as necessary to protect the interests of the Company and its stockholders. In other words, if the Company's Board of Directors were to determine that adopting a rights plan in response to a takeover threat was in the best interests of the Company and its stockholders, and the most effective (or potentially the only effective) means to address such threat, it would nevertheless be required to delay that response while the Board placed the defensive measure before [*47] the stockholders for a vote, unless the Policy were to include an effective "fiduciary out." Because it is precisely when the Company faces a significant threat to corporate policy and effectiveness, such as unfair or inequitable hostile acquisition tactics, that the directors' judgment and ability to react promptly and effectively is most important, it is our view that the failure to preserve in the Board of Directors the flexibility to exercise their fiduciary duties in that period before the question of whether to adopt a poison pill can be put to a stockholder vote would be inconsistent with Delaware statutory and common law because it would substantially restrict the Company's Board of Directors in exercising the statutory and fiduciary duty to exercise its independent, good faith business judgment in evaluating and responding to certain extraordinary corporate events -- a matter that lies at the heart of the managerial prerogative vested in the Board of Directors by Section 141(a) of the DGCL.

The ability to utilize a rights plan in a timely manner is particularly important in the case of a corporation such as the Company, whose Certificate of Incorporation and Bylaws contain [*48] no provisions that would deter or prevent the acquisition of significant blocks of shares, through unsolicited tender offers or other means, including acquisitions that would result in a sale of control of the Company at an inadequate price or on other inadvisable terms. n5 For example, the Company does not have a staggered board, supervoting shares, a "fair price" provision, or other commonly employed anti-takeover provisions. Accordingly, a rights plan provides a readily available method by which the Board effectively can deal with inadequate or abusive takeover tactics, and may provide the most effective means, or the only effective means, of dealing with a particular threat.

> n5 The Company is, however, subject to Section 203 of the DGCL, which is designed to protect against certain coercive takeover tactics. See 8 Del. C. § 203. Section 203 does not, however, prevent the purchase of shares in a tender offer in the market, focusing instead on "backend" transactions by controlling stockholders.

***

The foregoing opinion is limited to matters covered by the General Corporation Law of the State of Delaware. We express no opinion as to the effect or applicability of [*49] any other laws, rules, or regulations of the State of Delaware or of any other state or jurisdiction (domestic or foreign), including, without limitation, United States federal laws, rules or regulations.

The opinion expressed herein is rendered as of the date hereof and is based on our understandings and assumptions as to present facts, and on the application of Delaware law as the same exists on the date hereof. We assume no obligation to update or supplement this opinion letter after the date hereof with respect to any facts or circumstances that may hereafter come to our attention, or to reflect any changes in the facts or law that may hereafter occur or take effect.

This opinion is rendered solely for your benefit and the benefit of Hewlett-Packard Company in connection with the foregoing and may not be relied upon by any other person or entity, or be furnished or quoted to any person or entity, other than Institutional Shareholder Services, the Council of Institutional Investors, the Securities and Exchange Commission and the Company's outside counsel in connection with any correspondence with such entities for any purpose without our prior written consent.

Very truly yours,
[*50]
POTTER ANDERSON & CORROON, LLP

By: John F. Grossbauer, a partner

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

February 7, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Occidental Petroleum Corporation (OXY)
Rebuttal to No Action Request
Emil Rossi

Ladies and Gentlemen:

This is in further support of the December 27, 2003, January 16, 2004 and January 31, 2004 rebuttal letters.

Non-Functional Policy due to Lack of Transparency
The company inscrutably claims that a shareholder proposal which calls for the transparency of a vote can be substantially implemented by a policy that lacks transparency:
1.No announcement if policy is repealed.

Policy which allows no vote implements a proposal for a vote?
The company purports that a shareholder proposal which calls for a vote can be substantially implemented by a policy that allows for no vote. According to the company policy a new poison pill can simply complete its term without any vote whatsoever.

The text of the submitted proposal states:
RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.

The company policy states:
"In the event that the board of Director determines to adopt a stockholder Rights Plan without prior stockholder approval, then in such event the terms of such Plan shall provide that the Plan shall automatically terminate on the first anniversary of the adoption of such Plan unless, prior to such anniversary, such Plan shall have been approved by the Company's stockholders."

The following provisions are thus not implemented by the company policy:

1. A vote is not needed to adopt a poison pill.
2. No vote whatsoever is needed for a pill with up to a 365-day term (vote "on the first anniversary").
a. The company can thus have a pill termination and new pill adoption on an annual basis as desired.
3. No vote is required to repeal the entire policy.
4. Since no vote is required to repeal the entire policy then "earliest election date" is not implemented.

The company policy states that a board committee will study the pill once a year and make a report. The company claims that the policy enables it to take a general range of actions regarding the poison pill. Under this wide-ranging policy is would seem consistent that the committee could decide at the next annual study to formally dispense with any further annual studies and any remaining provisions of this policy. Thus this entire policy can be removed at any time without a shareholder vote at any time.

The company fails to claim that any part of this sentence in the proposal is addressed: "Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election."

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request.

Sincerely,

John Chevedden

cc: Emil Rossi
Ray Irani

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 31, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Occidental Petroleum Corporation (OXY)
Response to No Action Request
Emil Rossi

Ladies and Gentlemen:

This is in further support of the December 27, 2003 and January 16, 2004 letters.

The text of the submitted proposal states:
RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.

The company policy states:
"In the event that the board of Director determines to adopt a stockholder Rights Plan without prior stockholder approval, then in such event the terms of such Plan shall provide that the Plan shall automatically terminate on the first anniversary of the adoption of such Plan unless, prior to such anniversary, such Plan shall have been approved by the Company's stockholders."

The following provisions are thus not implemented by the company policy:
1. A vote is not needed to adopt a poison pill.
2. No vote whatsoever is needed for a pill with up to a 365-day term (vote "on the first anniversary").
a. The company can thus have a pill termination and new pill adoption on an annual basis as desired.
3. No vote is required to repeal the entire policy.
4. Since no vote is required to repeal the entire policy then "earliest election date" is not implemented.

There is no provision in the company policy which would prevent the board from adopting a poison pill at any time and without a shareholder vote at any time. The company policy merely states that a board committee will study the pill once a year and make a report. The company claims that the policy enables it to take a general range of actions regarding the poison pill. Under this wide-ranging policy is would seem consistent that the committee could decide at the next annual study to formally dispense with any further annual studies and any remaining provisions of this policy. The board is free to adopt a pill at any time between each annual study. Additionally this policy can be removed at any time without a shareholder vote at any time.

The company fails to claim that any part of this sentence in the proposal is addressed: "Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election."

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request.

Sincerely,

John Chevedden

cc: Emil Rossi
Ray Irani

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 31, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Poison Pill Proposals and
Not Substantially (Extensively) Implemented

Ladies and Gentlemen:

Hewlett Packard (December 24, 2003) essentially said that half the baby was as good as the whole baby on poison pills and shareholder votes. One possible interpretation of Hewlett Packard is that it gives a company the power to repeal a poison pill policy as soon as it receives a no action letter based on adopting that very policy.

The company has not claimed that the company would lack the power in this instance to take the Office of Chief Council Response letter, issued on the substantially implemented issue, on day-one and on day-two repeal the policy which was the linchpin to obtaining the day-one Response letter.

The key point of this poison pill proposal is a shareholder vote. It does not seem credible that a policy is substantially implemented when the company has the power to take a December 24, 2003 Response letter and on December 26, 2003 repeal the policy that was the linchpin to the December 24, 2003 Response. Furthermore there would be no shareholder vote before or after.

The company has not provided a precedent where a Staff Response of substantial implementation allowed the repeal of the policy critical to the staff Response the instant that the company received the staff Response.

Thus the repeal could be timed to the very minute after the fax arrival of the Staff Response letter. The company has provided no argument rebutting the ability of the board to pass a resolution *now* that repeals the policy once the Response letter comes through on the company fax machine.

Pfizer Inc. (PFE) in 2003 had the transparency to adopt this same half-baby policy with more detail to reveal the limitations (from a shareholder viewpoint) of such a policy:
"This policy may be revised or repealed without prior public notice and the Board may thereafter determine to act on its own to adopt a poison pill"

The Dow Chemical Company Adoption of Stockholder Rights (Poison Pill) Policy, adopted February 13, 2003, prior to the company policy, added two key provisions beyond what one company called its "as far as it can go" company policy:

1) Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders.

2) The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow shareholders.

The company has not argued that the Dow Policy is contrary to state law.

The company has not submitted an argument stating that item 1) and 2) above are inconsistent with a fiduciary out.

The company has not made any analogous claim that a Board of Directors, which permits ratification of auditors, has abdicated its responsibility for the selection of auditors.

Element – An Essential Component

The following is additional material which applies to a poison pill proposal for a two-element single-concept policy calling for:

1) A shareholder vote policy regarding a poison pill

Plus

2) A shareholder vote if the foundational policy is repealed after adoption.

The ability to have a vote on repealing the foundational policy is critical to the underlying policy having any meaning.

This letter addressees the substantially implemented issue.

The two-element policy calls for a vote at each of two points. There is no substantial implementation if the company sets up a condition:

1) Where the company has complete control

2) And the company can avoid a vote at both element-one and element -two

In many proposals 6-elements are missing such as:

The following provisions are thus not implemented in the company policy:

1. A vote is not needed to adopt a pill ("unless the Board ...").

2. Since no vote is required to adopt a pill then the first "shareholder vote as a separate ballot item" is not implemented.

3. No vote whatsoever is needed for a pill with a 364-day term ("within one year").

a. If the pill "expires" after 364-days a new pill can be adopted.

b. This expire-and-adopt-again cycle can be repeated year after year.

4. No shareholder vote *ever* applies to repealing the entire policy.

5. Since no vote is required to repeal the entire policy then the second "as a separate ballot item" is not implemented.

6. Since no vote is required to repeal the entire policy then "earliest election date" is not implemented.

SEC Release No. 34-20091 said "The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.'" The key phrase is "substantially implemented by the issuer."

The proposal does not seem to be substantially implemented if the foundational policy of the proposal can be repealed at will or at whim by the board without a corresponding non-binding vote.

The second element of the proposal is arguably of greater importance because without it the first element of the proposal could be moot.

The company is in the inscrutable position of claiming that adopting the first half of the two-element policy compares favorably with adopting the whole policy. It is like half the baby is as good as the whole baby. Nordstrom Inc., claimed a favorable 12-for-12 match in Nordstrom Inc., 1995 SEC No-Act. LEXIS 226 (Feb. 8, 1995). Yet the company now claims that one-for-two is as favorable 12-for-12 when addressing the poison pill topic.

In Nordstrom Inc., the staff allowed a company to exclude a proposal where the company demonstrated that it already had adopted policies or taken actions to address *each* of 12 points of the proposal.

In Nordstrom a 12-for-12 match at a detail level of the company was apparently established in order to obtain concurrence.

At the highest level of the company the company claims a one-for-two match compares favorably. A key principle of rule 14a-8 and corporate governance is that shareholder voices are intended to be heard more at the macro level of the company because the managers are responsible for the details. Thus if 12-for-12 is the standard for detailed items in Nordstrom, the standard should at least approach 100% at a much **higher** level of a company – not 50%.

For shareholders the greater importance of macro issues is supported by text in rule 14a-8:

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? ...

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations.

In Nordstrom Inc., the company argued:

A comparison of the Proponent's "code of conduct" and the Guidelines reveals that the Guidelines include each form of prohibited supplier conduct listed in the Proposal and include the means to verify compliance as requested in the Proposal. The Proponent, for example, requests that under the code of conduct the Company will not do business with suppliers which:

(1) utilize forced or prison labor;
(2) employ children under compulsory school age or legal working age;
(3) fail to follow prevailing practice and local laws regarding wages and hours;
(4) fail to maintain a safe and healthy working environment; or
(5) contribute to local environmental degradation.

In addition, the Proponent requests that the Company verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

Under the Guidelines, the Company's vendors are expected to refrain from:

(1) utilizing prison or forced labor;
(2) utilizing child labor;
(3) failing to offer wages, hours and overtime consistent with prevailing local industry standards;
(4) failing to provide safe and healthy work environments for their workers;
(5) failing to demonstrate a commitment to the environment;
(6) failing to comply with all applicable legal requirements; or
(7) discriminating.

CII Alerts, Council Research Service, November 13, 2003 establishes concern regarding meaningless poison pill policies. It stated:
SO FAR, WE'VE TRACKED 62 majority votes on poison pill proposals submitted in 2003. Only seven have adopted policies terminating their pills or amending their policies.

3M, **Hewlett-Packard** and **JP Morgan Chase**, which also don't have poison pills, responded to the majority votes by approving policies to get shareholder approval before adopting any poison pills. But their policies include a huge loophole giving their boards the right to adopt pills without prior shareholder approval if, as fiduciaries, they decide a pill would be in the best interests of shareholders.
These clauses effectively render the policies meaningless.

The following is a recent precedent where substantially implement was not concurred with.
Continental Airlines, Inc. (January 28, 2004)
"The Proposal requests that the board submit any adoption, maintenance or extension of a poison pill to a shareholder vote and further requests that once adopted, any material change or discontinuing of this proposal be submitted to a shareholder vote at the earliest possible shareholder ballot.
"We are unable to concur in your view that Continental may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Continental may omit the proposal from its proxy material in reliance on rule 14a-8(i)(10)."

I do not believe that the company has met its burden of proof obligation according to rule 14a-8 on substantially implement in regard to a half-baby poison pill policy.

For the above reasons this is to respectfully request non-concurrence with the company no action requests on this issue in particular.

Sincerely,

John Chevedden